UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                   SECURITIES OF SMALL BUSINESS ISSUERS UNDER
         SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         NATIONAL SCIENTIFIC CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)


            Texas                                              86-0837077
-------------------------------                           -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                            Identification No.)


  4455 East Camelback Road, Suite E160                      Phoenix, AZ 85018
----------------------------------------                    -----------------
(Address of principal executive offices)                       (Zip Code)


                                 (602) 954-1492
                            -------------------------
                            Issuer's telephone number


       Securities to be registered pursuant to Section 12(b) of the Act.

                        Preferred Stock, $0.10 par value


       Securities to be registered pursuant to Section 12(g) of the Act.

                          Common Stock, $0.01 par value

                                TABLE OF CONTENTS

PART I

     Item 1. Description of Business .......................................   1

     Item 2. Management's Discussion and Analysis of Financial
             Condition and Results of Operations ...........................   9

     Item 3. Description of Property .......................................  11

     Item 4. Security Ownership of Certain Beneficial Owners
             and Management ................................................  12

     Item 5. Directors, Executive Officers, Promoters and
             Control Persons ...............................................  12

     Item 6. Executive Compensation ........................................  14

     Item 7. Certain Relationships and Related Transactions ................  14

     Item 8. Description of Securities .....................................  15

PART II

     Item 1. Market Price of and Dividends on the Company's Common
             Equity and Other Shareholder Matters ..........................  16

     Item 2. Legal Proceedings .............................................  17

     Item 3. Changes in and Disagreements with Accountants .................  17

     Item 4. Recent Sales of Unrestricted Securities .......................  17

     Item 5. Indemnification of Directors and Officers .....................  17

PART F/S

     Index to Financial Statements ......................................... F-1

PART III

     Item 1. Index to Exhibits

SIGNATURES

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

National Scientific Corporation, a Texas corporation ("NSC"), was originally formed in 1953 as American Mortgage Company, Inc. In 1993, NSC became a subsidiary of A.F.M.S., Inc. In 1994, U.S. Network Funding, Inc. acquired A.F.M.S., Inc., including controlling interest in American Mortgage Company, Inc. In 1995, U.S. Network Funding, Inc., divested itself of A.F.M.S., Inc. and made a dividend distribution of American Mortgage Company, Inc. to its shareholders.

On May 16, 1996, the Company changed its name to National Scientific Corporation and began its operations. NSC added several key individuals to its management team, who have significant expertise in the electronic components and semiconductor fields, as well as experience in leadership as executives of major corporations.

NSC acquired the operations of Eden Systems as a wholly-owned subsidiary in 1996. Eden was engaged in the water reclamation business and the sale of environmentally sensitive cleaning products. Eden's operations were sold on September 30, 1997.

NSC is a development stage company. NSC's current business involves development of several products in the electronics industry. We intend to provide enhanced products and processes to the semiconductor, integrated circuit and telecommunications industries through joint ventures, developmental agreements, licensing and other mutually beneficial arrangements.

NSC's operating losses were $772,545 and $699,085 for the years ended September 30, 1998 and 1999, respectively and had no revenues for those years. See "Part F/S-Financial Statements."

NSC occupies approximately 575 square feet of executive office space in Phoenix, Arizona.

PRODUCTS

We believe our products and processes will directly affect many aspects of quality standards in the electronics manufacturing industry. This will be accomplished by application of our proprietary component designs. We believe our components will simplify the manufacturing process through standardization of the size and shape of passive components and through application of our high speed, high efficiency transistors.

The manufacturing process for virtually all consumer, industry and governmental electronic products will become much less complicated than it is now. There will be less "rejects" and the products will be more compact, faster and be able to perform many more functions than is possible using current technology and processes. The results will be cheaper products, that do more, are more reliable, are produced faster with fewer steps and smaller standardized components.

During the past three years of operations, five research and development projects have been brought to the patent application stage. Our first patent was awarded June 15, 1999. The initial five projects for NSC are:

On September 30, 1997, a U.S. patent application was filed by NSC for a Hetrojunction Bipolar Transistor (HBT). On September 8, 1998, we filed the Patent Cooperation Treaty international patent application for this device.

Bipolar transistors are used in the manufacture of digital circuits such as cellular phones, personal computers and automotive circuitry. The demand for faster and more efficient signal processing has been a driving force behind the enormous prosperity of the world electronics market in the last decade. This design of the HBT will be used to create faster devices with superior performance in high speed digital circuits, high frequency microwave circuits and linear applications.

U.S. Patent 5,912,481 was issued for this device on June 15, 1999.

NSC filed a U.S. patent application on October 31, 1997, for a Monolithic Inductor. On October 27, 1998, we filed the Patent Cooperation Treaty international patent application. The inductor is 100% compatible with current integrated circuit manufacturing technology and requires no additional steps to be included in the manufacturing process.

Inductors and/or coils are used in the broadest range of electronic circuits for telecommunications applications. Since our device can be easily included within an integrated circuit, it offers manufacturers dramatic cost reductions through simplified design, assembly and testing. In addition, the new device will allow for significantly increased miniaturization, a critical factor for electronics manufacturer circuit technology.

The U.S. Patent Office issued a Notice of Allowance for this application on September 7, 1999.

On December 17, 1997, a U.S. patent application was filed for a High Performance N-Channel Metal-Oxide-Semiconductor (NMOS) Static Random Access Memory (SRAM). On December 15, 1998, we filed the Patent Cooperation Treaty international patent application for this device.

SRAM and DRAM (dynamic random access memory) memories are key and integral components of digital computing devices such as microcomputers, workstations, etc., which depend on an ever increasing amount of memory to improve performance. Any improvement in chip size amounts to a considerable reduction in cost.

We filed our fourth U.S. patent application on June 18, 1998, for a Mode Dielectric Resonator. The Patent Cooperation Treaty international application for this device was filed on May 26, 1999. Resonators are used in many applications, including microwave oscillators, narrowband microwave filters, radar detectors, speed guns, automatic door openers, cellular and portable phones and global positioning satellites.

On July 10, 1998, we filed our fifth U.S. patent application for a Distributed Amplifier. On June 15, 1999, the Patent Cooperation Treaty international application for this device was filed.

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
Amplifiers are used in all electronic products that require some level of power increase such as telecommunication and microwave products, internet communications, automotive products, biomedical products and in virtually all automated manufacturing functions.

The U.S. Patent Office issued a Notice of Allowance on this application on September 29, 1999.

SALES AND MARKETING

We have done extensive research regarding the major semiconductor manufacturing companies and their products and the manufacturing processes. The results of this research have confirmed the belief of our management and consultants that the increased performance and efficiencies inherent in the products currently in various stages of design and development are of interest to virtually all sectors of the industry.

The existing markets where our enhanced products and processes have applicability are already multi-billion dollar markets. The semiconductor industry is an on-going process to create devices that do more, are faster and cost less. We believe our products will aid this revolution and create profits for NSC and increase value for its shareholders.

We believe our new technologies may become marketable products quicker by licensing and/or partnering with on-going companies with complementary technologies. Our goal is to identify and complete these agreements. Management has undertaken an aggressive search for candidates and is in the process of conducting investigations, technology evaluations and preliminary negotiations with potential licensees/partners. No agreements have been reached with any potential licensee or partner, except Siagri International, Inc.

INDUSTRY

Our management and consulting team is committed to thoroughly research the specific needs of the electronic products industry. We believe the need for increased speed in manufacturing and delivery is paramount in maintaining a profit margin for the electronic product providers. NSC is committed to providing the intellect, experience, drive and the technical innovations required to address the needs of the semiconductor, integrated circuit and telecommunication industries.

BUSINESS STRATEGY

Our mission is to develop significant enhancements for existing semiconductor, integrated circuit and other electronic component products, processes and markets. We intend to utilize unique, patentable technologies and provide these enhancements to the market place through joint venture licensing agreements with leading manufacturing firms.

We do not intend to manufacture any of our own products. We do not intend to sell our products or processing methods, but will protect these through the patent process, both domestically and internationally.

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
NSC intends to continue research and development efforts, including simulations and creation of working prototypes, where possible. Management has no intention of limiting NSC to these five (5) products. Research and development will be accomplished through our on-going association with an independent lab and test facilities at a major Arizona university.

MARKETING METHODS

In August 1999, we hired a marketing consultant to execute our sales and marketing programs. This individual is an applications engineer who is familiar with both our existing products and potential licensing customers.

CUSTOMERS

NSC has a binding letter of intent with Siagri International, Inc. for the development of a specific frequency of our Distributed Amplifier. It will be used as a component in their microwave generator devices. We will receive royalties equal to 5% of our amplifier's contribution to the generator "gross sale price".

To expedite the project, Siagri has contracted with our lead technical consultant, Dr. El-Sharawy, to design and build a prototype amplifier for use in their devices.

Dr. Richard Besserman, MD, the CEO of Siagri, has disclosed Siagri's activity is in testing the effectiveness of electromagnetic treatment in human medicine, veterinary medicine, food safety and agriculture. Siagri will conduct experiments at two major universities to determine the effects of controlled microwave energy on disease causing bacteria and viruses.

We have not realized any revenues from our existing products and processes.

PATENTS

Please refer to the PRODUCTS section of this report for specific information on the status of NSC's existing patents and applications.

We endeavor to protect our intellectual property rights through our patents and patents pending; however, we can't be sure that NSC will be able to protect its technology adequately or that competitors will not develop similar technology. We can't be sure that any patent applications NSC has filed or will file will be issued or that foreign intellectual property laws will protect NSC's intellectual property rights. Other companies and inventors may receive patents that contain claims applicable to our products and processes. The use of NSC's products and processes covered by such patents could require licenses that may not be available on acceptable terms, if at all. In addition, we can't be sure that patent applications will result in issued patents.

Although there are no pending claims or lawsuits against NSC regarding possible infringement claims, we can't be sure that infringement claims by third parties, or claims for indemnification resulting from infringement claims, will not be asserted in the future. Any such assertions, if proven to be true, may materially adversely affect NSC's business, financial condition and results of

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
operations. In the future, we may be forced to litigate to enforce our patents, to protect our trade secrets or know-how owned by us or to defend NSC against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of resources by NSC, which could have a material adverse effect on our financial condition and results of operations.

Adverse determinations in such litigation could result in our loss of proprietary rights, subject NSC to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from selling or licensing our products and/or processes. This could have a material adverse effect on NSC's financial condition and results of operations. In addition, we can't be sure that a license under a third party's intellectual property rights will be available on reasonable terms, if at all. See "FACTORS AFFECTING OPERATING RESULTS-PATENTS, LICENSES AND INTELLECTUAL PROPERTY CLAIMS."

COMPETITION

Our competitors are well established and have significantly greater resources than us. Although we believe that our products and processes are proprietary and protected by patents and/or patents pending, we can't be sure that we can compete successfully in the semiconductor and electronics markets. See "PATENTS-FACTORS AFFECTING OPERATING RESULTS."

RESEARCH AND DEVELOPMENT

NSC has conducted several simulations and/or developed working prototypes of its products and processes that have yielded results that we feel separate our products from those currently in the marketplace. We can't be sure that our test results will prove successful in the actual marketplace or that we will be able to develop additional new products or processes.

As of September 30, 1999, we have two part-time technical consultants engaged in research and development. We also use the services of an independent lab and test facilities at a major university under the direction of our technical consultants. Expenditures for research and development for the years ending September 30, 1998 and 1999 totaled $321,067 and $130,463, respectively.

EMPLOYEES

We have a total of five (5) on staff, three (3) full-time and two (2) part-time. We believe all relations are good.

FACTORS AFFECTING OPERATING RESULTS

This Registration Statement contains forward-looking statements that involve risk and uncertainties. The statements contained in this Registration Statement that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding NSC's expectations, beliefs, intentions or strategies regarding the future and NSC intends that such forward-looking statements be subject to safe harbors created

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
thereby. Wherever possible, we have identified these forward-looking statements by words such as "believes," "anticipates," "expects" or "intends" and similar language.

All forward-looking statements included in this document are based on information available to us on the date of this document and NSC assumes no obligation to update any such forward-looking statements. Our actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Registration Statement. Potential investors should consider carefully the following factors, as well as the more detailed information contained elsewhere in this Registration Statement, before making a decision to invest in the common stock of NSC.

LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT; NEED FOR ADDITIONAL CAPITAL

There is limited historical financial information about NSC upon which to base an evaluation of our performance or to make a decision regarding an investment in shares of its common stock. NSC has a shareholders' deficit of $72,922 through September 30, 1999 and expects to incur a loss for the first six months of 1999/00. Cash and equivalents balance at September 30, 1999 was $62,185 and our use of cash in operations was $327,000 for the year ended September 30, 1999.

We commenced marketing efforts in August 1999, but we don't know if our products and processes will achieve significant levels of marketing acceptance. Our business is subject to all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise including limited capital resources, possible delays in product development, uncertain market acceptance and the absence of operating history. Therefore, we aren't sure that our business or products/processes will be successful or that we will be able to achieve or maintain profitable operations. We may encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated.

We will likely be required to make significant investments in research and development and spend additional money to maintain and expand our marketing efforts. We may seek additional equity financing to provide the necessary capital for these efforts. The timing and amount of any capital requirements can not be predicted at this time. We can't be sure that any financing will be available on acceptable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to continue, develop or expand our business, develop new products or penetrate existing markets at the rate desired and our operating results may be adversely affected. Equity financing could result in additional dilution to existing shareholders. See "LIQUIDITY AND CAPITAL RESOURCES."

MARKET RISKS OF A NEW BUSINESS

We have formulated our business plans and strategies based on certain assumptions regarding the timely marketability of our products and processes to potential licensing partners. These assumptions are based on the best estimates of NSC's management. Our assessments regarding potential licensing partners may be incorrect. Any future success of NSC may depend upon factors including changes in the direction of technologies we are involved in, governmental regulation, increased levels of competition within the technology fields we are attempting to penetrate, licensing agreements offered by competing technologies, changes in general economic conditions, increases in operating costs including costs of consultants, lab and testing facility fees, supplies and equipment.

RELIANCE ON LIMITED NUMBER OF PRODUCTS

All of our products are based on applications in the electronics industry. Although the applications vary from product to product, a decline in the market demand for our products as well as the products of other companies utilizing our products could have a significant adverse impact on NSC.

DEPENDENCE ON MARKETING EFFORTS

We are dependent on our ability to market our products to manufacturers that can use our technologies to their benefit. We must increase the level of awareness of our products to firms that spend considerably more money than we do on their own on-going research and development. We will be required to devote substantial management and financial resources to our marketing efforts and we don't know if these efforts will be successful.

DEPENDENCE ON KEY EMPLOYEES

We believe that our success will depend to a significant extent upon the efforts and abilities of a small group of executive, technical and marketing personnel and in particular on Lou Ross, Chairman and CEO, Drs. El-Sharawy and Hashemi, technical consultants for NSC. The loss of the services of one or more of these key personnel could have a material adverse effect on our business, financial condition and results of operations. In addition, our future success will depend on our ability to continue to attract and retain qualified technical and management personnel.

PATENTS, LICENSES AND INTELLECTUAL PROPERTY CLAIMS

Our success depends, in part, on our ability to obtain patents, licenses and other intellectual property rights for our products and technology. We have two provisional U.S. patent applications pending, one U.S. patent issued June 15, 1999 (5,912,481), one Notice of Allowance issued September 7, 1999, another Notice of Allowance issued September 29, 1999 and five Patent Cooperation Treaty international patent applications filed. The process of seeking patent protection is long and expensive and we can't be sure that patents will be issued, that we will be able to adequately protect our technology or that competition will not be able to develop similar technology. We believe the basis on which we filed our currently pending patent applications is reasonable; however, we can't be sure that any patent applications filed will result in issued patents or that we will be able to pursue each particular patent application claim to issuance.

There are no pending claims or lawsuits against NSC regarding possible infringement claims. Although we don't believe that we have infringed on any patented technology, any successful infringement claim would materially adversely affect our business, financial condition and results of operations. In

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
the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others.

Any litigation could result in substantial cost and diversion of effort by us, which could have a material adverse effect on our financial condition and operating results. Adverse determinations in any litigation could result in NSC's loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from marketing our products, any of which could have a material adverse effect on our financial condition and results of operations. We don't know if a license under a third party's intellectual property rights will be available to us on reasonable terms, if at all.

YEAR 2000

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date field. Beginning in the year 2000, these date code fields will need to accept four digits entries in order to distinguish 21st century dates. We are not aware of any situation of noncompliance that would materially adversely effect our operations or financial condition. We can't be sure, however, that instances of noncompliance which could have a material adverse effect on our operations or financial condition have not been identified. Additionally, we can't be sure that the systems of other companies with which we transact business will be corrected on a timely basis, or that failure by such third party entities to correct a Year 2000 problem, or a correction which is incompatible with our information systems, would not have a material adverse effect on our operations or financial condition.

THIN MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

NSC's common stock has been traded on the OTC Electronic Bulletin Board since December 1996 under the symbol "NSCT". We believe that factors such as announcements of developments related to our business, fluctuations in our quarterly or annual operating results, failure to meet securities analysts' expectations, general conditions in the marketplace and the worldwide economy, announcements of technological innovations or enhancements by us or our competitors, developments in patents or other intellectual property rights and developments in our relationships with clients and suppliers could cause the price of our common stock to fluctuate, perhaps substantially. In recent years, the stock market has experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. These fluctuations could adversely affect the market price of NSC's common stock.

SHARES ELEGIBLE FOR SALE

Sales of substantial numbers of shares of common stock in the public market could adversely affect the market price of our common stock. Of the 36,544,289 shares outstanding as of September 30, 1999, (i) approximately 6,983,524 shares are eligible for resale in the public markets subject to compliance with Rule 144 ("Rule l44") promulgated under the Securities Act of 1933, as amended (the "1933 Act") and (ii) approximately 579,000 shares are eligible for immediate

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sale in the public market as  unrestricted  shares or pursuant to Rule 144(k) of the 1933 Act. In addition, approximately 10,050,000 shares subject to warrants (if exercised) would be eligible for sale in the public market one year from date of issue pursuant to Rule 144.

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from NSC or from an affiliate of NSC, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock of NSC, or, if the common stock is quoted on a stock exchange, the average weekly trading volume in common stock during the four calendar weeks preceding such sale.

Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about NSC. A person who is not an affiliate, who has not been an affiliate within three month prior to sale and who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from NSC or from an affiliate of NSC, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Since we changed our name to National Scientific Corporation and the commencement of current operations in May 1996, we have been engaged in extensive research and development activities. Our activities have resulted in the issuance of one (1) U.S. Patent, two (2) Notices of Allowance and two (2) U.S. Patent applications pending. Our current activities include:

     *   Research, including clinical trials;
     *   Product development;
     *   Development of markets and distribution channels;
     *   Negotiation of strategic alliances;
     *   Patent applications;
     *   Raising capital;
     *   Development of corporate infrastructure and
     *   Initial operations (beginning in May 1996).

For a complete understanding of these activities, this Management's Discussion and Analysis should be read in conjunction with Part I. Item 1 Description of Business and Part F/S-Financial Statements to this Form 10-SB.

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
RESULTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 1998 AND 1999

No revenue was generated for the years ending September 30, 1998 and 1999.

Research and development expenditures decreased from $321,067 for the year ended September 30, 1998, to $130,463 for the current year ended of September 30, 1999. A significant portion of research and development costs are incurred in bringing products to the patent application stage. All five (5) of our patent applications were filed in our fiscal 1998 year.

Costs and  expenses  declined  from  $741,401  to  $691,827  for the years ended
September 30, 1998 and 1999, respectively. We issued stock for a significant portion of our research and capital formation costs, approximately $370,000 in fiscal 1998 and $350,000 in fiscal 1999, in order to conserve cash during both years.

The interest expense for the most recent year end resulted from an accrual for a note payable in the amount of $110,000, which is due in December 2000.

LIQUIDITY AND CAPITAL RESOURCES

We have not been profitable and have had negative cash flow from our operations due to our substantial on-going investment in research and development efforts and expenditures to build the appropriate infrastructure to support growth. Consequently, we have been dependent on private placements of our equity securities to fund our cash requirements.

NSC's private placement of March 15, 1998 was closed in July 1999, resulting in the issuance of 9,650,000 shares of common stock (after conversion) for net proceeds of approximately $482,500. In connection with the private placement, NSC issued warrants to purchase an aggregate of 9,650,000 shares of common stock (the "Warrants"). The exercise price of the Warrants, which became exercisable in March 1998 and expire in December 2000, is $1.00 per share. We have not issued any shares of common stock from the exercise of the Warrants.

NSC's most recent private placement began in August 1999 and has resulted in the issuance of 320,000 shares of common stock for net proceeds of approximately $80,000 through September 30, 1999. In connection with this private placement, NSC issued warrants to purchase an aggregate of 400,000 shares of common stock (the "Warrants"). The exercise price of the Warrants, which became exercisable in August 1999 and expire in December 2001, is $1.50 per share. Currently, we have not issued any shares of common stock from the exercise of the Warrants. The total private offering, including amendments dated October 18, 1999 and November 10, 1999, is for 4,085,000 shares of common stock, plus another 4,150,000 shares of common stock available by exercising the Warrants.

During the fiscal years ending September 30, 1998 and 1999, we issued 3,487,557 and 3,165,000 shares, respectively, of our common stock to consultants in lieu of cash compensation. Also, during 1997-98 and 1998-99 fiscal years, we granted 334,000 and 270,000 options, respectively, to our consultants to purchase shares of NSC's common stock. Since the common stock shares available under these options are restricted under Rule 144, the options were issued at less than fair market value. As of September 30, 1998, 16,000 of the options have been exercised and the stock has been issued. As of September 30, 1999, 496,000 options have been exercised and the stock has been issued. As of September 30, 1999, 7,000 of the 1997-98 options remain open with no expiration date; 85,000 of the 1998-99 options remain open with 85,000 expiring December 31, 1999.

Since inception, NSC has used its common stock and stock options to attract, retain and compensate its employees and consultants and as collateral for debt financing. It is our intent to limit the use of our common stock as compensation in the future with the following exception. The Board of Directors has currently authorized management to issue a maximum of 600,000 shares of common stock to compensate employees and/or consultants for raising $300,000 under its current private offering that began in August 1999. As of September 30, 1999, none of the 600,000 shares have become due or payable, although a $15,000 liability has been recorded at year end.

As of September 30, 1999, our cash reserves totaled $62,185 and total current assets were $62,185. We have recently begun product marketing efforts after several years of research and development and have not yet reached break-even in terms of both cash flow and profitability. We completed our current private offering on December 30, 1999. With completion of this private offering, NSC, at its current operating rate, believes it will have sufficient cash reserves to operate through September 30, 2000. In addition, our long term debt as of September 30, 1999 was $110,000, plus accrued interest from December 31, 1998 at ten percent (10%) per year. This long term debt relates to a note due and payable on or before December 31, 2000 and is secured by 500,000 shares of our common stock held in trust.

ITEM 3.  DESCRIPTION OF PROPERTY

We currently lease 575 square feet of office space at 4455 E. Camelback Road, Suite E160, Phoenix, Arizona through a lease expiring September 30, 2001 with annual lease payments of $27,600.

We believe that our facilities are adequate for our needs through 2000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists certain information as of September 30, 1999 (the "Reference Date") with respect to the beneficial ownership of common stock of NSC, by each person known by NSC to own beneficially more than five percent of NSC's common stock, by each executive officer and director and by all officers and directors as a group. Unless otherwise indicated, all persons have sole voting and investment powers over such shares, subject to community property laws. As of the Reference Date, there were 36,544,289 shares of common stock outstanding.

NAME AND ADDRESS                     AMOUNT AND NATURE
OF BENEFICIAL OWNER (1)           OF BENEFICIAL OWNER (2)       PERCENT OF CLASS
-----------------------           -----------------------       ----------------

L. Ross, Chairman of the Board,         2,996,440 (3)                 8.20%
   President, Director

Vernon M. Traylor, Corporate            1,750,000                     4.79%
   Secretary

----------
(1) Except as otherwise noted, the address for each person is c/o National Scientific Corporation, 4455 E. Camelback Road, Suite E160, Phoenix, Arizona 85018.

(2) Unless otherwise noted, NSC believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. A person is deemed to be the beneficial holder of securities that can be acquired by such person within 60 days from the Reference Date upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by including shares, underlying options of warrants which are exercisable by such person currently, or within 60 days following the Reference Date and excluding shares underlying options and warrants held by any other person.

(3)  Includes 1,670,000 shares owned by family members.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors, executive officers, significant employees and consultants of NSC, their respective ages and positions with NSC are as follows:

     NAME                       AGE   POSITION
     ----                       ---   --------
     L. Ross                    71    President & CEO, Chairman of the Board,
                                        Director
     Vernon M. Traylor          51    Corporate Secretary
     Wendy S. Burton            37    Director of Corporate Communications
     Dr. El-Badawy El-Sharawy   41    Chief Technical Consultant
     Dr. Maid Hashemi           38    Technical Consultant

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT ADVISORS

L. L. ROSS. Mr. Ross has served as Chairman of the Board and Director since 1996 and assumed President & CEO duties in March 1998. Mr. Ross served as Chairman & CEO of Intel Malaysia from 1970 to 1975. From 1976 to 1996, Mr. Ross served in a technical consulting capacity for various electronics manufacturing firms, including Labelab and Advanced Semiconductor Engineering.

VERNON M. TRAYLOR. Mr. Traylor joined NSC in March 1998 as Corporate Secretary. Prior to that, Mr. Traylor served as Vice-President/Treasurer and Director of Road Machinery Co. from 1970 to 1992. From 1992 to joining NSC, Mr. Traylor served in a financial consulting capacity with Valuation and Business Services for various mid-size private and public firms in the Phoenix area.

WENDY S. BURTON. Ms. Burton joined NSC in May 1998 as Director of Corporate Communications. From 1992 to 1998, Ms. Burton was in the investors relations field with various companies with duties ranging from initial public offerings, private placements and seed capital ventures.

EL-BADAWY EL-SHARAWY, Ph.D. Dr. El-Sharawy has been with NSC since its inception in 1996 as its Chief Technical Advisor. He has been an Assistant Professor of Electrical Engineering since 1989 at a major Arizona university. His expertise includes, but is not limited to: microwave circuits, anistropic devices and applied electromagnetics. He is a senior member of IEEE and is a recipient of the 1980 Egyptian Engineering Syndicate Medal of Honor.

MAJID M. HASHEMI, Ph.D. Dr. Hashemi has been a Technical Advisor to NSC since its inception in 1996. He is currently the principal design engineer for a major international semiconductor firm located in Silicon Valley and has been since 1995. Prior to that, he was with Motorola from 1993 to 1995.

BOARD OF DIRECTORS

The Board of Directors consisted of three members until February 1998, at which time Marc Messina and Michelle Neild resigned. L. L. Ross has been the sole Director and Chairman of the Board of NSC since February 1998.

DIRECTOR COMPENSATION

NSC has not adopted any compensation plan for Directors.

ITEM 6. EXECUTIVE COMPENSATION

The following table lists the total compensation for the Chief Executive Officer and Corporate Secretary, whose total salary and non-cash compensation exceeded $100,000 for fiscal 1997, 1998 and 1999.

                           SUMMARY COMPENSATION TABLE

                                ANNUAL COMPENSATION
       NAME AND           -------------------------------    OTHER ANNUAL
  PRINCIPAL POSITION      YEAR    SALARY        BONUS        COMPENSATION
  ------------------      ----    ------        -----        ------------
L.L. Ross                 1999    $14,600       $  -0-      $       -0-
Chairman of the Board,    1998    $ 2,500       $  -0-      $       -0-
CEO and President         1997    $   -0-       $  -0-      $2,612,500(1)

Vernon M. Traylor         1999    $68,700       $  -0-      $  240,000(1)
Corporate Secretary       1998    $22,500       $  -0-      $   55,000(1)

----------
(1)  Stock in lieu of cash compensation

STOCK OPTION PLANS FOR EXECUTIVES

There are no stock option plans for executives in place as of the date of this report.

COMPENSATION/EMPLOYMENT AGREEMENTS

There are no compensation or employment agreements in place for executives with the exception of the following. Lou Ross will receive the following compensation: (1) Four percent (4%) of all future gross revenues generated from NSC's products and/or intellectual property will be paid as compensation and (2) Effective September 1, 1999, Mr. Ross will receive $7,000 per month, subject to cash availability.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Lou Ross' family members provided unrestricted common stock of NSC as part of NSC's private offering in August 1999. In exchange for doing so, Mr. Ross received the two (2) compensation provisions outlined in COMPENSATION/EMPLOYMENT AGREEMENTS that can be reviewed in ITEM 6. In addition, Mr. Ross received 1.88 shares of NSC common restricted stock for each share of his family's free trading stock.

ITEM 8. DESCRIPTION OF SECURITIES

The  following  summary  is  a  description  of  certain   provisions  of  NSC's
Certificate of Incorporation and Bylaws. This summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provisions of the Certificate of Incorporation and Bylaws, including the definitions therein of certain terms. Copies of the Certificate of Incorporation and Bylaws are filed as an exhibit to the Registration Statement.

COMMON STOCK

In accordance with NSC's Certificate of Incorporation, the Board of Directors has authority to issue up to 80,000,000 shares of common stock, par value $0.01 per share. As of September 30, 1999, there were 36,544,289 shares of common stock outstanding and 401 holders of record of common stock. Each holder of common stock is entitled to one vote for each share held on all matters. Cumulative voting in elections of directors and all other matters brought before stockholder meetings is not provided for under NSC's Certificate of Incorporation or Bylaws.

The holders of common stock will be entitled to receive such dividends, if any, as may be declared by the board from time to time out of legally available funds, subject to any preferential dividend rights of any outstanding shares of Preferred Stock. Upon the liquidation, dissolution or winding up of NSC, the holders of common stock will be entitled to share ratably in all assets of NSC that are legally available for distribution, after payment of all debt and other liabilities and distribution in full of preferential amounts, if any, to be distributed to holders of Preferred Stock.

The holders of common stock are not entitled to preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of any series of Preferred Stock which NSC may designate and issue in the future.

PREFERRED STOCK

In accordance with NSC's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 4,000,000 shares of $0.10 par value Preferred Stock in one or more series and to fix the designations, powers, preferences and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock.

The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of NSC or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. Currently, there are no issued and outstanding shares of Preferred stock.

TRANSFER AGENT AND REGISTRAR

Corporate Stock Transfer has been appointed as the transfer agent and registrar for NSC's common stock. They are located at 3200 Cherry Creek Drive South, #430, Denver, CO 80209.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

There are no Anti-Takeover provisions in the Articles of Incorporation or Bylaws of NSC.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The principal United States market for NSC's common stock is the OTC Bulletin Board. The following is the high and low bid information for our common stock:

COMMON STOCK                                              HIGH           LOW
                                                          ----           ---
1999
  First Quarter (through March 31, 1999)               $  0.34          $ 0.10
  Second Quarter (through June 30, 1999)               $  0.26          $0.125
  Third Quarter (through September 30, 1999)           $  0.28          $ 0.16

1998
  First Quarter (through March 31, 1998)               $0.3125          $ 0.06
  Second Quarter (through June 30, 1998)               $  0.36          $ 0.08
  Third Quarter (through September 30, 1998)           $  0.20          $ 0.08
  Fourth Quarter (through December 31, 1998)           $  0.24          $ 0.10

1997
  First Quarter (through March 31, 1997)               $1.5625          $ 1.00
  Second Quarter (through June 30, 1997)               $1.1875          $ 0.50
  Third Quarter (through September 30, 1997)           $0.6875          $ 0.27
  Fourth Quarter (through December 31, 1997)           $ 0.625          $ 0.24

There are approximately 401 holders of record of NSC's common stock as of September 30, 1999.

SHARES ELIGIBLE FOR SALE

Sales of substantial numbers of shares of common stock in the public market could adversely affect the market price of NSC's common stock. Of the 36,544,289 shares outstanding as of September 30, 1999, (i) approximately 6,983,524 shares are eligible for resale in the public markets subject to compliance with Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "1933 Act") and (ii) approximately 579,000 shares are eligible for immediate sale in the public market as unrestricted shares or pursuant to Rule 144(k) of the 1933 Act. In addition, approximately 10,050,000 shares subject to warrants

(if exercised) would be eligible for sale in the public market one year from date of issue pursuant to Rule 144.

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from NSC or from an affiliate of NSC, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock of NSC, or, if the common stock is quoted on a stock exchange, the average weekly trading volume in common stock during the four calendar weeks preceding such sale.

Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice required and to the availability of current public information about NSC. A person who is not an affiliate, who has not been an affiliate within three months prior to sale and who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from NSC or from an affiliate of NSC, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

DIVIDENDS

NSC has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

NSC is not involved in any pending legal proceedings to which we are a party or of which any of our property is subject.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There were no disagreements between NSC and Hurley & Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Hurley & Company, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

During the period January 15, 1997, through September 30, 1997, NSC sold 885,447 shares of common stock for total consideration of $820,117 to accredited investors as defined by Rule 501(a) of Regulation D. The shares were sold in reliance on the exemption provided by Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

During the period March 15, 1998 through July 31, 1999, NSC sold 9,650,000 shares of common stock (after conversion) for total consideration of $482,500 to accredited investors as defined by Rule 501(a) of Regulation D. The shares were sold in reliance on the exemption provided by Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

During the period August 1, 1999, through September 30, 1999, NSC sold 320,000 shares of common stock (after conversion) for total consideration of $80,000 to accredited investors as defined by Rule 501(a) of Regulation D. Since September 30, 1999, we have sold an additional 3,690,000 shares of common stock for total consideration of $720,000 to accredited investors as defined by Rule 501(a) of Regulation D. The shares were sold in reliance on the exemption provided by Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

There are no provisions for indemnification of directors and officers in NSC's Bylaws or Articles of Incorporation.

                                    PART F/S

                         NATIONAL SCIENTIFIC CORPORATION
                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants                                            F-2

Consolidated Balance Sheets as of September 30, 1998 and 1999                F-3

Consolidated Statement of Operations for the years ended
September 30, 1998 and 1999                                                  F-4

Consolidated Statements of Shareholders' Equity (Deficit)
for the years ended September 30, 1998 and 1999                              F-5

Consolidated Statements of Cash Flow for the years ended
September 30, 1998 and 1999                                                  F-7

Notes to Consolidated Financial Statements                                   F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


Board of Directors
National Scientific Corporation

We have audited the accompanying balance sheets of National Scientific Corporation (a development stage Company) as of September 30, 1999 and 1998 and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the two years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of National Scientific Corporation at September 30, 1999 and 1998 and the results of operations and cash flows for each of the two years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company is in the development stage, has not yet generated significant revenues and is dependent upon raising capital from investors. As discussed in note 2, the Company was able to raise a significant amount of cash from the sale of stock subsequent to year end, however, there is no assurance that the funds will be sufficient to meet the Company's working capital requirements until the Company's products are accepted by the marketplace.



                                                 /s/ Hurley & Company

Granada Hills, CA
December 7, 1999

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                                 BALANCE SHEETS
                           September 30, 1999 and 1998


                                     ASSETS
                                                         1999           1998
                                                      -----------    ----------
Current Assets:
 Cash and Cash Equivalents                            $    62,185    $   21,735
 Due From Sale of Subsidiary                                   --        12,500
                                                      -----------    ----------
     Total Current Assets                                  62,185        34,235
                                                      -----------    ----------
Property and Equipment, net                                 3,340         4,676
                                                      -----------    ----------

     Total Assets                                     $    65,525    $   38,911
                                                      ===========    ==========

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
 Accounts Payable and Accrued Expenses                $    19,917    $   17,827
 Accrued Interest                                           8,530            --
                                                      -----------    ----------
     Total Current Liabilities                             28,447        17,827
                                                      -----------    ----------
Long Term Note Payable                                    110,000       110,000
                                                      -----------    ----------
Commitments, Contingencies and Subsequent
 Events (See Notes)

Shareholders' Equity (Deficit):
 Preferred Stock, $.10 par value; 4,000,000
  Shares Authorized 15,000 Shares Issued and
  Outstanding at September 30, 1998                            --         1,500
 Common Stock, par value $.01; 80,000,000
  Shares Authorized, 36,544,289 and 25,331,849
  Shares Issued and Outstanding at September 30, 1999
  and 1998, Respectively                                  365,443       253,318
 Additional Paid-in-Capital                             3,432,945     2,823,491
 Deficit Accumulated During the Development Stage      (1,471,630)     (772,545)
 Accumulated Deficit                                   (2,394,680)   (2,394,680)
 Receivable for Return of Stock                            (5,000)           --
                                                      -----------    ----------
     Total Shareholders' Equity                           (72,922)      (88,916)
                                                      -----------    ----------

Total Liabilities and Shareholders' Equity            $    65,525    $   38,911
                                                      ===========    ==========

                 See accompanying notes to financial statements

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                 For the Years Ended September 30, 1999 and 1998

                                                         1999           1998
                                                       ---------      --------

Revenues                                               $      --      $      --
                                                       ---------      ---------
Costs and Expenses
 Consulting Fees, Related Party                          455,050         75,725
 Salaries and Benefits                                        --         73,706
 Research and Development                                130,463        321,067
 Stock Compensation                                       40,916         64,040
 Other                                                    65,398        206,863
                                                       ---------      ---------
     Total Costs and Expenses                          $ 691,827      $ 741,401
                                                       ---------      ---------

Net Loss From Operations                                (691,827)      (741,401)
                                                       ---------      ---------
Other Income (Expense)
 Interest and Other Income                                 1,280             --
 Interest Expense                                         (8,538)        (2,589)
 Loss on Disposal of Assets                                   --        (28,555)
                                                       ---------      ---------
                                                          (7,258)       (31,144)
                                                       ---------      ---------
Net Loss Before Income Tax Benefit                      (699,085)      (772,545)
Provision for Income Taxes (Benefit)                          --             --
                                                       ---------      ---------

Net Loss                                               $(699,085)      (772,545)
                                                       =========      =========

Net Loss Per Common Share, Basic and Diluted           $   (0.02)     $   (0.04)
                                                       =========      =========

                 See accompanying notes to financial statements

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)

             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                 For the Years Ended September 30, 1999 and 1998


                                   Common Stock         Preferred Stock
                                -------------------   ------------------  Additional                Development
                                Number of             Number of            Paid-In    Accumulated      Stage
                                 Shares      Amount    Shares    Amount    Capital      Deficit       Deficit    Total
                                 ------      ------    ------    ------    -------      -------       -------    -----
Balance September 30, 1997     17,847,292   $178,473       --        --   2,160,780    (2,394,680)        --     (55,427)

Stock issued for services       3,487,557     34,875       --        --     335,473            --         --     370,348

Private placement of
 preferred stock                       --         --   49,500     4,950     242,550            --         --     247,500

Exercise of warrants and
 options                          547,000      5,470       --        --     100,888            --         --     106,358

Conversion of preferred
 to common stock                3,450,000     34,500  (34,500)   (3,450)    (31,050)           --         --          --

Contributed capital                    --         --       --        --      14,850            --         --      14,850

Net loss                               --         --       --        --          --            --   (772,545)   (772,545)
                               ----------    -------   ------     -----   ---------    ----------   --------    --------
Balance, September 30, 1998    25,331,849    253,318   15,000     1,500   2,823,491    (2,394,680)  (772,545)    (88,916)
                               ==========    =======   ======     =====   =========    ==========   ========    ========


                 See accompanying notes to financial statements

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)

       STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT), CONTINUED
                 For the Years Ended September 30, 1999 and 1998

                                  Common Stock        Preferred Stock
                              -------------------   ------------------   Additional                Development
                              Number of              Number of            Paid-In    Accumulated     Stage
                               Shares      Amount     Shares    Amount    Capital      Deficit      Deficit       Total
                               ------      ------     ------    ------    -------      -------      -------       -----
Balance, September 30, 1998  25,331,849    253,318     15,000    1,500   2,823,491   (2,394,680)     (772,545)    683,629

Stock issued for services     3,165,000     31,650         --       --     315,979           --            --     347,629

Preferred stock offering             --         --     47,000    4,700     230,300           --            --     235,000

Exercise of warrants and
 options                        496,000      4,960         --       --      27,490           --            --      32,450

Private placement of
 common stock                   400,000      4,000         --       --      96,000           --            --     100,000

Conversion of preferred to
 common stock                 6,200,000     62,000    (62,000)  (6,200)    (55,800)          --            --          --

Common stock issued to
 collateralize loan             500,000      5,000         --       --          --           --            --       5,000

Stock converted by
 director's family
 member                         451,440      4,515         --       --      (4,515)          --            --          --

Net loss                             --         --         --       --          --           --      (699,085)   (699,085)
                             ----------   --------    -------   ------  ----------   ----------    ----------    --------

Balance, September 30, 1999  36,544,289   $365,443         --       --   3,432,945   (2,394,680)   (1,471,630)    (67,922)
                             ==========   ========    =======   ======  ==========   ==========    ==========    ========
Receivable for return
 of stock                                                                                                          (5,000)
                                                                                                                 --------
                                                                                                                  (72,922)
                                                                                                                 ========

                 See accompanying notes to financial statements

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                 For the Years Ended September 30, 1999 and 1998

                                                        1999             1998
                                                      ---------        --------
Cash flows from operating activities:
  Net loss                                            $(699,085)      $(772,545)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
   Depreciation                                           1,336           6,891
   Loss on disposal of assets                                --          28,555
   Stock issued for services                            347,629         370,348
   Decrease in receivables                               12,500          17,500
   Decrease in prepaid expenses and deposits                 --          10,571
   Increase (decrease) in accounts payable
    and accrued expenses                                  2,090          (4,752)
   Increase in accrued interest                           8,530              --
                                                       ---------       ---------

      Net cash used in operating activities            (327,000)       (343,432)
                                                      ---------       ---------
Cash flows from investing activities:
  Proceeds from the sale of furniture and equipment          --           4,660
                                                      ---------       ---------
Cash flows from financing activities:
  Repayment of shareholder loans                             --         (10,000)
  Repayment of capital lease obligations                     --          (1,819)
  Proceeds from the issuance of preferred stock         235,000         247,500
  Proceeds from issuance of common stock                132,450         121,208
                                                      ---------       ---------

      Net cash provided by financing activities         367,450         356,889
                                                      ---------       ---------

Net increase in cash and cash equivalents                40,450          18,117
Cash and cash equivalents, beginning of year             21,735           3,618
                                                      ---------       ---------

Cash and cash equivalents, end of year                $  62,185       $  21,735
                                                      =========       =========

                 See accompanying notes to financial statements

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)
                            Statements of Cash Flows
                 For the Years Ended September 30, 1999 and 1998


SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION

                                                              1999        1998
                                                             ------      ------
Cash paid during the year for interest                       $    8      $2,589
                                                             ======      ======

Cash paid during the year for income taxes                   $   --      $   --
                                                             ======      ======

SUMMARY OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     During 1999, the Company  issued 451,440 shares of restricted  common stock
     to  a  Director's   family  member  in  exchange  for  320,000   shares  of
     unrestricted common stock.

     During 1998, the Company sold equipment for $4,660 in cash, with the purchaser assuming $9,252 in lease obligations.

                 See accompanying notes to financial statements

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the significant accounting policies followed by National Scientific Corporation (The Company or NSC). The policies conform with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     a.   OPERATIONS

          The Company was incorporated in Texas on June 22, 1953 as American Mortgage Co. On May 16, 1996, the Company changed its name to National Scientific Corporation (NSC). During 1996, the Company acquired the operations of Eden Systems, Inc. as a wholly-owned subsidiary. Eden was engaged in water treatment and the retailing of cleaning products. Eden's operations were sold on September 30, 1997. As such, management now considers NSC to be in the development stage. Since September 30, 1997, the Company has engaged its efforts in the research and development of semiconductor proprietary technology and processes and in raising capital to fund its operations and research.

     b.   CASH EQUIVALENTS

          Cash equivalents include money market accounts and other short-term investments with an original maturity of three months or less.

     c.   PROPERTY AND EQUIPMENT

          Property and equipment are recorded at cost and are being depreciated over estimated useful lives of five years using the straight-line method.

     d.   ADVERTISING AND MARKETING COSTS

          Advertising and marketing costs, which totaled $3,476 in 1999 and $29,639 in 1998 are expensed as incurred.

     e.   STOCK OPTIONS

          The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recorded when the exercise price of the option equals the market price of the underlying stock on the date of the grant. The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation".

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                           September 30, 1999 and 1998

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     f.   INCOME TAXES

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect in deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     g.   RESEARCH AND DEVELOPMENT / PATENTS

          Both research and development and the costs associated with obtaining patents have been expensed as incurred. Patent costs are expensed, since the Company has not yet developed products which have gained market acceptance.

     h.   NET LOSS PER SHARE

          Net loss per share is computed by dividing the loss attributable to common shareholders by the weighted average number of shares outstanding during the period, which was assumed to be 31,111,746 and 21,105,854 for the years ended September 30, 1999 and 1998, respectively. Stock options and warrants are considered antidilutive and were not considered in the calculation.

2.   OPERATIONS

     The Company experienced significant operating losses during 1999 and 1998. Of the total net losses of $699,085 and $772,545, approximately $350,000 and $370,000 related to stock issued for services in 1999 and 1998, respectively.

     Subsequent to September 30, 1999, the Company raised an additional $720,000 from a private placement of common stock. Management believes that the additional capital will be adequate to fund operations and research for the next fiscal year, until the Company can generate revenues. However, there can be no assurance that these actions will be successful. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                           September 30, 1999 and 1998


3.   PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at September 30, 1999 and 1998:

                                                       1999           1998
                                                     --------       --------

          Computer equipment                         $  3,057       $  3,057
          Office furniture                              3,623          3,623
                                                     --------       --------
                                                        6,680          6,680
          Less: accumulated depreciation                3,340          2,004
                                                     --------       --------
                                                     $  3,340       $  4,676
                                                     ========       ========

4.   LONG-TERM NOTE PAYABLE

     In February 1999, the Company issued a $110,000 promissory note to an individual, who had previously loaned money to Eden Systems, Inc., the Company's former subsidiary. The loan bears interest at 10% through December 31, 2000, at which time all interest and principal are due. The loan is secured by 500,000 shares of the Company's common stock.

5.   PRIVATE PLACEMENT OF COMMON AND PREFERRED STOCK

     In conjunction with a private offering to accredited investors during 1997, the Company issued Class A and Class B warrants to acquire common stock at 50% and 75%, respectively, of the average bid price of the Company's common stock through January 15, 1998 and July 15, 1998, respectively. During the year ended September 30, 1998, the Company received $105,558 from the exercise of the warrants.

     On March 15, 1998, the Company issued a $250,000 preferred stock offering at $5,000 per unit. Each unit consisted of 1,000 shares of convertible preferred stock and 100,000 Class A common stock purchase warrants. The preferred stock is non-voting and each unit is convertible into 100,000 shares of common stock. The A Warrants are exercisable at $1 per share and were to expire March 15, 2000. On October 8, 1998, the Company elected to offer an additional 50 units under the terms of the March 15, 1998 offering. The offering expired July 31, 1999. In conjunction with this offering, the expiration date of the warrants was extended until December 31, 2000. All preferred stock has been converted to common stock at September 30, 1999.

     On August 1, 1999, the Company issued a $300,000 common stock offering at $10,000 per unit. Each unit consisted of 30,000 shares of unrestricted common stock, 40,000 shares of restricted common stock and 50,000 Class A common stock warrants. The Class A warrants are exercisable at $1.50 per share and expire on December 31, 2001. The offering has been amended twice and each unit now consists of 5,000 shares of unrestricted common stock, 25,000 shares of restricted common stock and 50,000 warrants.

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                           September 30, 1999 and 1998


5.   PRIVATE PLACEMENT OF COMMON AND PREFERRED STOCK, CONTINUED

     The Company entered into an agreement to obtain unrestricted common stock from the family of its Chairman. The terms of the agreement provide that the family will receive 1.88 shares of restricted common stock for each share of unrestricted common stock used in the offering. Additionally, the Chairman is to receive 4% of all future corporate gross revenues generated from the sale of the Company's products.

     In conjunction with the August 1, 1999 offering, the Company agreed to issue one share of common stock to two key employees for each dollar raised, provided the offering generates a minimum of $150,000. The maximum number of shares to be issued is 300,000 to each employee. A liability of $15,000 has been accrued for issuance of the stock at September 30, 1999.

     None of the warrants associated with either offering have been exercised at September 30, 1999.

6.   LEASE COMMITMENTS

     The Company leases its headquarters in Phoenix, under a non-cancelable operating lease which expires on September 30, 2001. The lease requires monthly payments of $2,300 plus sales taxes and contains no renewal or purchase options.

     Future minimum lease obligations at September 30, 1999 are as follows:

          Year Ending September 30,
          -------------------------

                   2000                           $ 27,600
                   2001                             27,600
                                                  --------
                                                  $ 55,200
                                                  ========

     Rent expense for the years ended September 30, 1999 and 1998 was approximately $26,500 and $27,600, respectively.

7.   INCOME TAXES

     Deferred income taxes consist of the following at September 30, 1999 and 1998:

                                                     1999                1998
                                                  ---------           ---------
         Net operating loss carryforwards         $ 930,000           $ 685,000
         Contribution carryforwards                  22,000              13,000
         Valuation allowance                       (952,000)           (698,000)
                                                  ---------           ---------
                                                  $      --           $      --
                                                  =========           =========

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                           September 30, 1999 and 1998


7.   INCOME TAXES, CONTINUED

     A reconciliation of expected to actual taxes follows:

     Expected federal and state tax recovery at 40%    $(279,000)     $(309,000)
     Contribution carryforward                             9,000          9,000
     Stock compensation                                   16,000         26,000
     Tax benefits not realized - valuation allowance     254,000        274,000
                                                       ---------      ---------
     Financial statement recovery of income taxes      $      --      $      --
                                                       =========      =========

     The Company has recorded valuation allowances to offset the value of deferred tax assets, since it has recorded losses from operations since 1996 and the utilization of those assets is uncertain.

     The  Company  has  net  operating  loss   carryforwards   of  approximately
     $2,300,000 at September 30, 1999, which may be used to offset future federal taxable income through 2019 and state taxable income through 2004.

     Due to changes in management, the Company has not filed income tax returns for several years. Additionally, due to changes in ownership during 1996, the Company expects that the availability of losses generated prior to that time will not be significant. Valuation allowances would be recorded to offset any value assigned, since the Company is in the development stage and has recorded losses from operations for several years.

8.   RELATED PARTY TRANSACTIONS

     The Company paid professional and consulting fees, in connection with product research and development and operations of approximately $548,000 and $370,000 to various officers and key employees of the Company during the years ended September 30, 1999 and 1998, respectively. Effective September 1, 1999, the Chairman is to receive compensation of $7,000 per month subject to cash availability.

9.   SALE OF SUBSIDIARIES

     Effective September 30, 1997, the Company sold its interest in both the water treatment and retail divisions of Eden Systems, Inc. The Company was to receive a down payment of $25,000 and additional payments based upon a percentage of the future sales generated by Eden's acquirers. The Company received $25,000 from the sale during the year ended September 30, 1997 and $12,500 during the year ended September 30, 1999. No additional payments have been received since that time, nor does management expect to receive any additional payments related to the sale.

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                           September 30, 1999 and 1998


10.  YEAR 2000 DISCLOSURES

     The Year 2000 issue results from computer hardware or software programs written using two digits to identify the year. These computer programs and hardware were designed and developed without consideration of the impact of the upcoming change in the century. If not corrected, such hardware and software programs could create erroneous information by or at the year 2000.

     The Company believes that its computer systems are Year 2000 compliant. However, there can be no assurance that problems will not be encountered or that the Company will not incur costs associated with Year 2000 issues. These issues may have an adverse effect on future results of operations.

     The Company may also be impacted by the ability of third parties to become Year 2000 compliant. Those parties include suppliers, customers and other third party business partners. If the Company's suppliers, customers, business partners and others are unable to remediate their own Year 2000 issues, the Company may be exposed to financial risk.

11.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires that the Company disclose estimated fair values for its financial instruments. The following summary presents a description of the methodologies and assumptions used to determine such amounts.

     Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Changes in assumptions could significantly affect the estimates.

     Since the fair value is estimated as of September 30, 1999, the amounts that will actually be realized or paid at settlement of the instruments could be significantly different.

     The carrying amount of cash and cash equivalents is assumed to be their fair value because of the liquidity of these instruments. Accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The recorded balance of a note payable is assumed to be the fair value since the rate specified in the note approximate current market rates.

                         NATIONAL SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                           September 30, 1999 and 1998


12.  STOCK OPTIONS

     The Company from time to time issues stock options for the purchase of restricted stock to directors, officers, employees and consultants. The Company does not have a qualified stock option plan for its executives and employees.

     The Company adopted Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Under the terms of the Company's stock options granted to certain directors, officers and consultants, the Board of Directors, at its sole discretion, will determine when certain options granted shall be fully vested and exercisable. At September 30, 1998 and 1999, all outstanding stock options had been deemed vested, and were fully exercisable at fiscal year end.

     In accordance with FAS 123, which was effective as of January 1, 1996, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for proforma footnote purposes with the following assumptions used for grants in all years; dividend yield of 0%, risk-free interest rate of 6%, and expected option life of 2.5 years. Expected volatility was assumed to be 50% in both 1998 and 1999.

                                                             Weighted   Weighted
                                                   Number     Average    Average
                                                     Of      Exercise     Fair
                                                   Shares     Price       Value
                                                  --------   --------   --------

     Options Outstanding, September 30, 1997        34,000    $ .05      $ .51
         Granted and reissued                      334,000      .09        .16
         Exercised                                 (16,000)     .05        .47
         Canceled and reissued                     (34,000)     .05        .51
                                                  --------    -----      -----

     Options Outstanding, September 30, 1998       318,000      .09        .18
         Granted                                   270,000      .09        .17
         Exercised                                (496,000)     .10        .16
         Canceled                                       --       --         --
                                                  --------    -----      -----

     Options Outstanding, September 30, 1999        92,000    $ .09      $ .17
                                                  ========    =====      =====

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit No.                        Description of Exhibit
-----------                        ----------------------

3.1           Certificate of Incorporation of the Registrant

3.2           Form of Bylaws of the Registrant

4.1           Form of Common Stock Certificate

4.2           Form of Preferred Stock Certificate

4.3 Promissory Note Secured by Common Stock of the Registrant in the amount of $110,000.00 dated December 31, 1998

10.1          Warrant Agreement as part of Private Offering dated August 1, 1999

10.2          Warrant Agreement as part of Private Offering dated March 15, 1998

10.3 Lease Agreement between Targun Properties, Inc. and the Registrant dated August 21, 1998

10.3(i) First Lease Addendum between Targun Properties, Inc. and the Registrant dated July 27, 1999

10.3(ii) Second Lease Addendum between Targun Properties, Inc. and the Registrant dated September 15, 1999

10.4          Assignment Agreement between El-Badawy Amien El-Sharawy, Majid M.
              Hashemi and the Registrant for the HETROJUNCTION BIPOLAR TRANSISTOR HAVING WIDE BANDGAP, LOW INTERDIFFUSION BASE-EMITTER JUNCTION

10.5          Assignment Agreement between El-Badawy Amien El-Sharawy, Majid M.
              Hashemi and the Registrant for the VERTICAL HETROJUNCTION BIPOLAR TRANSISTOR

10.6          Assignment Agreement between El-Badawy Amien El-Sharawy, Majid M.
              Hashemi and the Registrant for the MONOLITHIC INDUCTOR WITH MAGNETIC FLUX LINES GUIDED AWAY FROM SUBSTRATE

10.7          Assignment Agreement between El-Badawy Amien El-Sharawy, Majid M.
              Hashemi and the Registrant for the MONOLITHIC INDUCTOR WITH MAGNETIC FLUX LINES GUIDED AWAY FROM SUBSTRATE Continuation in Part

10.8          Assignment Agreement between El-Badawy Amien El-Sharawy, Majid M.
              Hashemi and the Registrant for the STATIC MEMORY CELL WITH LOAD CIRCUIT USING A TUNNEL DIODE

10.9 Assignment Agreement between El-Badawy Amien El-Sharawy and the Registrant for the TE MODE DIELECTRIC RESONATOR

10.10 Assignment Agreement between El-Badawy Amien El-Sharawy and the Registrant for the DISTRIBUTED AMPLIFIER AND METHOD THEREFOR

10.11 Assignment Agreement between El-Badawy Amien El-Sharawy and the Registrant for the DISTRIBUTED AMPLIFIER Continuation in Part

27            Financial Data Schedule